SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/27/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
881,145

8. SHARED VOTING POWER
813,762

9. SOLE DISPOSITIVE POWER
881,145
_______________________________________________________

10. SHARED DISPOSITIVE POWER
813,762


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,694,907 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.85%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
881,145

8. SHARED VOTING POWER
813,762

9. SOLE DISPOSITIVE POWER
881,145
_______________________________________________________

10. SHARED DISPOSITIVE POWER
813,762


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,694,907 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.85%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
881,145

8. SHARED VOTING POWER
813,762

9. SOLE DISPOSITIVE POWER
881,145
_______________________________________________________

10. SHARED DISPOSITIVE POWER
813,762


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,694,907 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.85%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
881,145

8. SHARED VOTING POWER
813,762

9. SOLE DISPOSITIVE POWER
881,145
_______________________________________________________

10. SHARED DISPOSITIVE POWER
813,762


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,694,907 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.85%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 30, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Fund's Secretary


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 9, 2015, there were 21,591,836 shares of common stock outstanding as of April 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of August 28, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,694,907 shares of GHI (representing 7.85% of GHI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,694,907 shares of GHI include 881,145 shares (representing 4.09% of GHI's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore
Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,694,907 shares of GHI beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 813,762 shares (representing 3.77% of GHI's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 881,145 shares. Bulldog Investors, LLC has shared power to dispose of and vote 813,762 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GHI's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 7/30/15 the following shares of GHI were purchased:

Date:		        Shares:		Price:
08/17/15		8,896		8.1000
08/18/15		1,800		8.0450
08/19/15		7,800		8.0000
08/20/15		16,252		7.9698
08/21/15		12,693		7.9086
08/24/15		25,000		7.6500
08/26/15		5,147		7.7294
08/27/15		35,698		7.8513
08/28/15		42,159		7.9100
08/28/15		600		7.9100



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/31/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com

August 27, 2015

Mark F. Kemper
Secretary
Global High Income Fund Inc.
UBS Global Asset Management (Americas) Inc.
UBS Tower, One North Wacker Drive
Chicago, IL 60606

Dear Mr. Kemper:

  Full Value Partners L.P. is a member of the Bulldog Investors group of funds. Bulldog Investors, LLC, Full Value Partner's investment adviser, filed a
Schedule 13D for Global High Income Fund Inc. (the "Fund") on July 30, 2015. Please refer to that filing (which is enclosed) for additional information requested in Article II, Section 11 of the Fund's Bylaws as amended and restated in May 2010 ("Advance Notice Bylaw"). Full Value Partners owns 100 shares of the Fund in registered name and 298,758 shares in street name.

  At the Fund's 2016 annual meeting, we intend to have a representative appear in person or by proxy to nominate the following persons for election as directors of the Fund:

 Gerald Hellerman (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496 -
 Mr. Hellerman owned and served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, from 1993 to 2013. Mr. Hellerman is a director and chairman of the audit committee of Imperial Holdings, a director and chairman of the Audit Committee of MVC Capital, a director, chief compliance officer of the Mexico Equity and Income Fund and Special Opportunities Fund, Inc., a director and chairman of the Audit Committee of BDCA Venture, Inc., and a director for Ironsides Partners Opportunity Offshore Fund. Mr. Hellerman also served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee on Antitrust and Monopoly for four years, and as the Chief Financial Analyst of the Antitrust Division of the U.S. Department of Justice for 17 years.

 Andrew Dakos (born 1966); Park 80 West, Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 -- Mr. Dakos is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. From 2001-2012, Mr. Dakos was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Dakos has been the chairman of BDCA Venture, Inc. since 2015, a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, and the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001. He has also been a director of Imperial Holdings, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation, a business development company, intermittently from 2005-2013. From 2009-2012 he served as Chief Compliance Officer of Bulldog Investors, LLC.

  We do not believe there is any basis to find that either nominee is, or will be, an interested person of the Fund. None owns any shares of the Fund. There are no arrangements or understandings between either nominee and Full Value Partners in connection with the nominations nor are there any conflicts of interest that would prevent either nominee from acting in the best interest of the Fund.

  We also intend to submit a proposal to eliminate the Fund's discount to net asset value by converting it to (or merging it into) an open-end fund or ETF, or by liquidating it.

  With respect to any additional information called for in the Advance Notice Bylaw, either (a) we have nothing to report, e.g., pursuant to Section 11(a)(3)
(iii)(c) or (b) we believe the information requested is not a proper provision for an advance notice bylaw, e.g. Section 11(a)(3)(v) and Section 11(a)(3)
(iv)(B). If you disagree, please tell us what additional information you believe we should provide and what business purpose would be served by providing it.

Please provide us with the "Proposed Nominee questionnaire" referenced in
Section 11(a)(4)(ii) of the Advance Notice Bylaw. However, we do not understand why our nominees should be required to complete it unless the Fund is going to include them as nominees in management's proxy materials. Please tell us if that is the case and, if not, why the questionnaire is needed.

Please advise us if you have any questions or would like any further information.

Thank you.

/S/ Phillip Goldstein
Very truly yours,
Phillip Goldstein
Principal of the General Partner